March 1, 2012	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Jay Knight, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Registration Statement on Form S-3
Filed February 1, 2012
File Nos. 333-179292 and 333-179292-01

Dear Mr. Knight:

On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed February 1, 2012.

Set forth below are our responses to the Staff’s comment letter dated February 22, 2012. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Prospectus Supplement, page S-i

1. We note your statement that “[you] do not claim that the information in this prospectus supplement and prospectus is accurate as of any date other than the dates stated on their respective covers.” This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language throughout your prospectuses or advise as appropriate.

Response: We have revised the registration statement by deleting the above-referenced statement from page S-i and the back cover of each of the two Forms of Prospectus Supplement.

Jay Knight, Esq.

Securities and Exchange Commission

March 1, 2012

Base Prospectus

Derivatives, page 53

2. We note that you might have mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant, as such involvement could be viewed as a primary offering by or on behalf of the issuer. Also, include language setting forth more specifically how such auctions might work.

Response: Registrants will not be conducting mandatory auctions of the securities. We have revised the registration statement to delete the paragraph on page 53 that refers to such mandatory auctions of securities.

Available Information, page 119

3. In the first line of this section, please revise to update the registration statement file number.

Response: We have revised the registration statement to update it with the assigned registration statement file number.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub genshlea chediak

tobin & tobin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Rolaine S. Bancroft, Esq.
Senior Special Counsel – Office of Structured Finance
Mr. Andrew Stone, Sequoia Residential Funding, Inc.